LEEWARD CAPITAL CORP.

Unit 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640



05007478

Date: April 14, 2005

SUPPL

Leeward announces Private Placement

James W. Davis, President, is pleased to announce a private placement, subject to receipt of regulatory approval, of up to 2,142,858 units of Leeward at a price of $0.35 per unit on a flow-through basis for anticipated maximum gross proceeds of $750,000 (the "Private Placement"). Each unit consists of one common share and one half of a warrant exercisable into one common share for a period of one year from closing of the Private Placement upon payment by the holder of $0.45 per common share and one half of a warrant exercisable into one common share for a period of two years from closing of the Private Placement upon payment by the holder of $0.55 per common share. It is presently expected that the Private Placement will be completed on or about April 18, 2005, at which time the funds will be released to Leeward. The securities to be issued pursuant to the Private Placement will be subject to a four-month hold period.

A finder's fee of a warrant to purchase units in an amount equal to 5% of the number of units placed at a price of $0.35 will be paid in relation to the Private Placement.

Funds raised will be used by Leeward for development of Leeward's Nithi Mountain Molybdenite Project and general working capital.

For further information, contact James W. Davis at (403) 265-4077, ext.1.

No Canadian stock exchange has approved or disapproved the contents of this release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Leeward Capital Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

web page: http://www.leewardcapital.com

e-mail: president@leewardcapital.com

LEEWARD CAPITAL CORP.

Unit 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: LWC SEC 12g3-2(b) exemption: 82-3640

PRESS RELEASE Date: April 12, 2005

Update: Nithi Mountain Molybdenite Project

Leeward is pleased to announce the completion of the first diamond drill hole in the current series. This drillhole (N-2005-1) was completed to a depth of 258 metres to confirm the previously reported molybdenum mineralization in drill hole N-14. The second hole (N-2005-2) is currently in progress. Core samples from this hole are currently *en route* to Loring Laboratories Ltd. in Calgary for analysis. A comprehensive program of QA/QC is in place with the insertion of blanks and standards, and chain-of-custody documentation.

Hole N-14 was completed in 1964 and encountered 115 m of 0.10% molybdenite with several lower grade (0.05%) intervals beneath this main zone. This zone was intersected by the Hole N-2005-1 with excellent recoveries. Advances in drilling technology have allowed much better recoveries than could be achieved forty years ago.

The Nithi Mountain molybdenum property is located in central British Columbia just south of the Town of Fraser Lake and east-southeast of the producing Endako Moly Mine. The property is road accessible south of the Yellowhead Highway (Hy.16), CN Rail Line, and BC Hydro power lines.

Molybdenite occurrences on the property are hosted by the Nithi and Casey phases of the late Jurassic to early Cretaceous Francois Lake intrusive suite. These are the same intrusive phases which host the molybdenum deposit at the Endako Mine.

The rock and soil geochemical results have led to the identification of the "Alpha Zone", which consists of a series of molybdenum occurrences trending in an east-northeast direction across the property. Molybdenite occurrences include those known from past exploration. In December 2004, a helicopter-supported geophysical survey was completed on the property. The interpreted survey results for both magnetic and resistivity have been received, and along with the previous geological, geochemical and drilling data, were utilized to identify targets for this initial drill program.

The objective of the current drill program is to test the "Alpha Zone" by completing a drill section across the full 1,500 metre width of the zone.

For further information, contact James W. Davis (P.Geol., F.GAC) at (403) 265-4077.

No Canadian stock exchange has approved or disapproved the contents of this release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Leeward Capital Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

LEEWARD CAPITAL CORP.

Unit 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640

PRESS RELEASE

Date: April 13, 2005

Leeward announces expiry and granting of incentive stock options

James W. Davis, President, announces that 1,050,000 options to purchase capital stock in the Company at $0.15 per share expired on April 1, 2005.

Some of these options are being replaced by a new grant, solely to James W. Davis, of 1,000,000 options exercisable at $0.24 per share for next two years.

For further information, contact James W. Davis at (403) 265-4077.

No Canadian stock exchange has approved or disapproved the contents of this release.

web page: http://www.leewardcapital.com

e-mail: president@leewardcapital.com